SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

BioCancell Therapeutics Inc.
(Name of Issuer)

Common Stock	N/A
(Title of class of securities)	(CUSIP number)

Abraham Hochberg
c/o BioCancell Therapeutics Inc., Beck Science Center, 8 Hartom St., Har Hotzvim, Jerusalem 97775, Israel
Telephone: 972-2-548-6555

(Name, address and telephone number of person authorized to receive notices and communications)

June 22, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Abraham Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,261,254 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,261,254 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,254 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.44% (1) (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is as of September 2, 2011, and is comprised of 2,141,254 shares held directly and 120,000 options exercisable within 60 days of this date.

(2) Based on 26,685,022 shares of common stock outstanding as of September 2, 2011.

Item 1.                      Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of BioCancell Therapeutics Inc., a company organized under the laws of Delaware ("BioCancell").  The address of the principal executive offices of BioCancell is Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel.

Item 2.                 Identity and Background.

(a) – (c), (f)  This Statement is filed by Abraham Hochberg, an individual who is a citizen of the State of Israel ("Hochberg").  Hochberg's present principal business occupation is serving as Chief Scientific Officer of BioCancell, a development-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel therapies for treating cancer-related diseases.  The address of the principal executive offices of BioCancell, and Hochberg's business address, is Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel.

(d) – (e)  During the last five years Hochberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration.

In July 2004, BioCancell issued  2,141,254 shares of Common Stock to Hochberg for no consideration as founders' shares.

On October 22, 2008, BioCancell's Board of Directors approved a grant to Hochberg of options to purchase 120,000 shares of Common Stock at an exercise price of $0.597 per share in consideration of services provided to BioCancell.  On December 3, 2008, the grant of these options to Professor Hochberg was approved by BioCancell's stockholders.  These options vest in twelve equal quarterly portions commencing December 31, 2008 and ending September 30, 2011, and have a ten year term from the date of the grant (expiring December 3, 2018).

Item 4.                      Purpose of Transaction.

Hochberg serves on the Board of Directors of BioCancell and as one of four members of the Executive Committee of the Board.  The Executive Committee was created upon and as a condition to the closing of private placements agreements signed July 30, 2008 between BioCancell and Clal Biotechnology Industries Ltd. ("CBI"), Tikcro Technologies Ltd. ("Tikcro"), and the Provident Fund of the Hebrew University Ltd., respectively (the "July 2008 Private Placement Agreements").  Pursuant to the July 2008 Private Placement Agreements, the Board of Directors agreed to appoint an Executive Committee composed of four members of the Board: Professor Hochberg, an external director, a representative of CBI, and a representative of Tikcro.  As required under the July 2008 Private Placement Agreements, the approval of the Executive Committee is required for the consummation of any material transaction involving BioCancell, the adoption of an annual budget, and any decisions relating to BioCancell's investment policy and working plan.

On July 30, 2008, in connection with the July 2008 Private Placement Agreements, Hochberg, CBI, Tikcro, and Mr. Avi Barak ("Barak") entered into an Irrevocable Voting Agreement (the "July 2008 Voting Agreement").  Pursuant to the July 2008 Voting Agreement, the parties agreed, subject to applicable law, to vote or cause to be voted all shares of Common Stock or other voting securities directly or indirectly owned by it or him at any general meeting of stockholders at which members of the Board of Directors are to be elected in favor of the election of one nominee recommended by each of Hochberg, CBI, and Tikcro for as long as Hochberg, CBI, and Tikcro, respectively, hold at least seven percent of BioCancell's capital stock on an as converted basis, including any type of debt securities convertible into shares of BioCancell equity but excluding warrants or options to purchase shares of Common Stock.  The parties further agreed not to vote to terminate the membership of any such nominee on the Board of Directors without the prior written consent of the applicable nominating party.

On November 22, 2009, Hochberg, CBI, and Barak entered into an Irrevocable Voting Agreement, according to which each party (Professor Hochberg and Mr. Barak are together considered one party) is required to vote at general meetings for the election of one director designated by the other party (the "November 2009 Voting Agreement").  This agreement was in addition to (and did not amend) the July 2008 Voting Agreement, such that, in total, the parties to the November 2009 Voting Agreement would vote together regarding two nominees of each party on the Board of Directors.  The parties further agreed not to vote to terminate the membership of any such nominee on BioCancell's Board of Directors without the prior written consent of the applicable nominating party.  In the event that the service of a nominee as director terminates, the parties undertook to act to convene a general meeting, and to vote for the appointment of a candidate for the position of director nominated by the party that previously nominated the director whose service terminated.

The right to nominate directors under the November 2009 Voting Agreement was to remain in effect as long as a party held at least seven percent of the outstanding shares of BioCancell (including convertible bonds, on an as-converted basis, but excluding warrants), but in any case not beyond July 30, 2012.  The parties to the November 2009 Voting Agreement also agreed to vote against any resolution increasing the number of directors on the Board beyond nine.

On June 22, 2011, Hochberg, CBI, Tikcro, and Barak agreed to terminate in its entirety the July 2008 Voting Agreement, effective immediately.

On June 22, 2011, Hochberg, CBI, and Barak agreed to terminate in its entirety the November 2009 Voting Agreement, effective immediately.

On August 7, 2011, BioCancell's Board of Directors approved a grant of options to Hochberg to purchase 60,000 shares of Common Stock in consideration of services provided to BioCancell. According to the terms of the approval, 37.5% of the options (representing 22,500 shares) shall become vested and exercisable immediately, and an additional 6.25% of the options (representing 3,750 shares) shall become vested and exercisable at the end of each of the 10 calendar quarters following the date of approval. The exercise price per share shall be NIS 2.85 and the options shall have a ten-year term from the date of grant.

Except as set forth in this Item 4, Hochberg does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Hochberg reserves the right to develop such plans).

Hochberg intends to review the performance of his investment in BioCancell from time to time.  Depending on various factors, including the business, prospects and financial position of BioCancell, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to him, Hochberg will take such actions with respect to his investment in BioCancell as he deems appropriate in light of the circumstances existing from time to time.  Hochberg may purchase additional Common Stock of BioCancell or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.  In addition, Hochberg may receive additional shares of Common Stock or grants of options in the future at the discretion of BioCancell.

Item 5.                      Interest in Securities of the Issuer.

(a)
As of September 2, 2011, Hochberg was the beneficial owner of 2,261,254 shares of Common Stock of BioCancell (with 2,141,254 shares held directly and 120,000 options exercisable within 60 days of this date), which represented approximately 8.44% of the shares of Common Stock outstanding based on 26,685,022 shares of Common Stock outstanding as of August 8, 2011 (as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(3) with the SEC on June 21, 2011).

(b)	Hochberg has the sole power to vote or direct the vote of, and the sole power to dispose of, the shares of Common Stock of BioCancell as described in Item 5(a), above.

(c)	Hochberg has not effected any transaction in shares of Common Stock of BioCancell during the 60 days prior to the filing of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 30, 2008, in connection with the July 2008 Private Placement Agreements, Hochberg, Clal, Tikcro, and Barak entered into the July 2008 Voting Agreement, as described in Item 4.

On December 3, 2008, Hochberg entered into an Option Agreement with BioCancell, as described in Item 3.

On November 22, 2009, Hochberg, CBI, and Barak entered into the November 2009 Voting Agreement, as described in Item 4.

On June 22, 2011, Hochberg, CBI, Tikcro, and Barak entered into a termination agreement to terminate the July 2008 Voting Agreement, as described in Item 4.

On June 22, 2011, Hochberg, CBI, and Barak entered into a termination agreement to terminate the November 2009 Voting Agreement, as described in Item 4.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 99.1
Irrevocable Voting Agreement among Clal Biotechnology Industries Ltd., Tikcro Technologies Ltd., Abraham Hochberg, and Avi Barak dated July 30, 2008 (incorporated by reference to the Form S-1, filed by BioCancell with the Securities and Exchange Commission on December 17, 2008).

Exhibit 99.2	Option Agreement, dated December 3, 2008, between BioCancell Therapeutics Inc. and Abraham Hochberg.

Exhibit 99.3
Irrevocable Voting Agreement among Clal Biotechnology Industries Ltd., Abraham Hochberg, and Avi Barak dated November 22, 2009 (Incorporated by reference to Post-Effective Amendment to Form S-1, filed by BioCancell with the Securities and Exchange Commission on April 26, 2010).

Exhibit 99.4	Termination of an Irrevocable Voting Agreement, dated June 22, 2011, between Clal Biotechnology Industries Ltd., Tikcro Technologies Ltd., Abraham Hochberg, and Avi Barak.

Exhibit 99.5	Termination of an Irrevocable Voting Agreement, dated June 22, 2011, between Clal Biotechnology Industries Ltd., Abraham Hochberg, and Avi Barak.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 4, 2011

Abraham Hochberg /s/ Abraham Hochberg By: Abraham Hochberg